UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 21, 2015

Eagle Rock Energy Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-33016	68-0629883
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

1415 Louisiana Street, Suite 2700
Houston, Texas 77002

(Address of principal executive offices) (Zip Code)

(281) 408-1200
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                Entry into a Material Definitive Agreement.

Merger Agreement

Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), entered into an Agreement and Plan of Merger dated as of May 21, 2015 (the “Merger Agreement”), by and among the Partnership,  Eagle Rock Energy GP, L.P., a Delaware limited partnership and the general partner of the Partnership (the “General Partner”), Vanguard Natural Resources, LLC, a Delaware limited liability company (“Vanguard”) and Talon Merger Sub, LLC, a Delaware limited liability company and newly formed, wholly owned indirect subsidiary of Vanguard (“Merger Sub”).  Upon the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership continuing as the surviving entity and as a wholly owned indirect subsidiary of Vanguard.  The Merger Agreement was approved by the board of directors of the general partner of the General Partner (the “Board”) on May 21, 2015.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Common Unit (as set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, as amended by Amendment No. 1 thereto (the “Partnership Agreement”)) of the Partnership (collectively, the “Common Units”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.185 Vanguard common units (such units, the “Vanguard Units” and such fraction, the “Exchange Ratio”) (such consideration, the “Merger Consideration”) or, in the case of fractional Vanguard Units, cash (without interest and rounded up to the nearest whole cent) in an amount equal to the product of (i) such fractional part of a Vanguard Unit multiplied by (ii) the average closing price for a Vanguard Unit as reported on the NASDAQ Global Select Market (the “NASDAQ”) for the ten consecutive full trading days ending at the close of trading on the closing date of the Merger (the “Closing Date”).  In addition, each restricted unit awarded under the Partnership’s long-term incentive plan held by members of the Board or employees or officers of the Partnership who do not receive offers from Vanguard or who receive “Unqualified Offers” (as such term is defined in the Merger Agreement) and, in each case, who do not accept such offers will accelerate upon the Effective Time (as if terminated without cause following a change of control) and be converted into the right to receive the Merger Consideration, with the vesting of performance-based restricted units determined based upon actual performance through the Effective Time (subject to Vanguard’s good faith review).

The merger is expected to be tax free to the Partnership and tax free to the holders of Common Units (except to the extent of cash received in lieu of fractional Vanguard Units or any other actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code).

The Partnership and Vanguard have each made certain representations and warranties and agreed to certain covenants in the Merger Agreement. Each of the Partnership and Vanguard has agreed, among other things, subject to certain exceptions, to conduct its respective business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time. In addition, the Partnership has agreed not to solicit alternative business combination transactions during such period, and, subject to certain customary exceptions, not to engage in discussions or negotiations regarding any alternative business combination transactions during such period.

The closing of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the approval by the Partnership’s unitholders of the Merger Agreement; (ii) the approval by Vanguard’s common and class B unitholders (voting together as a single class) of the issuance of Vanguard Units  in the Merger; (iii) the registration statement on Form S-4 used to register the Vanguard Units to be issued in the Merger being declared effective by the Securities and Exchange Commission (the “SEC”); (iv) the approval for listing on the NASDAQ of the Vanguard Units to be issued in the Merger; (v) subject to a general material adverse effect standard, the accuracy of the representations and warranties; (vi) the performance in all material respects of all covenants by the parties; and (vii) the delivery of certain tax opinions.

The Merger Agreement contains certain termination rights for both the Partnership and Vanguard, including, among others, if (i) the Merger is not consummated on or before January 31, 2016; (ii) the requisite approval of the Merger Agreement by the unitholders of the Partnership is not obtained; (iii) the requisite approval of the issuance of Vanguard Units by Vanguard’s common and class B unitholders (voting together as a single class) is not obtained; and (iv) the other party breaches a representation, warranty or covenant, and such breach results in the failure of certain closing conditions (subject to a general material adverse effect standard) to be satisfied (a “terminable breach”). The Merger Agreement also provides that (i) the Partnership may terminate the Merger Agreement to enter into a third party’s “superior proposal” (provided that the Partnership pays the Termination Fee (as described below)) and (ii) Vanguard may terminate the Merger Agreement if the board of directors of the General Partner changes its recommendation to Partnership unitholders to approve the Merger Agreement (a “Partnership Recommendation Change”).

The Merger Agreement provides for the payment of a termination fee of $20,000,000 (the “Termination Fee”) by the Partnership to Vanguard upon the termination of the Merger Agreement under specified circumstances, including if: (i) (a) prior to the Partnership’s unitholder meeting, a third party proposal has been publicly submitted, publicly proposed or publicly disclosed, (b) thereafter, the Merger Agreement is terminated in accordance with its terms under specified circumstances, and (c) prior to the date that is twelve months after the date of such termination, the Partnership enters into or consummates any definitive agreement related to a third party proposal (except that the amount of such Termination Fee payable by the Partnership will be reduced by one-half if the Merger Agreement is terminated due to the Merger not being consummated by January 31, 2016); (ii) Vanguard terminates the Merger Agreement due to a Partnership Recommendation Change; or (iii) the Partnership terminates the Merger Agreement to enter into a third party’s “superior proposal.” In the event the Partnership pays the Termination Fee to Vanguard, the Partnership will have no further liability to Vanguard. The Merger Agreement also provides that Vanguard will pay $20,000,000 to the Partnership if either the Partnership or Vanguard terminates the Merger Agreement due to the failure of Vanguard’s common and class B unitholders (voting together as a single class) to approve the issuance of Vanguard Units in the Merger.  The Merger Agreement also provides that the non-terminating party may be required to pay the other party’s expenses (up to a maximum of $2,317,700) (the “Expenses”) if either party terminates the Merger Agreement due to a terminable breach by the other party.

Cautionary Statements

The Merger Agreement is filed herewith to provide investors with information regarding its terms and is not intended to provide any other factual information about Vanguard or the Partnership.  In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are as of specified dates and were made only for purposes of such Merger Agreement.  Such representations and warranties are solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed between the parties.  Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the parties thereto, rather than establishing matters as facts.  Accordingly, they should not be relied upon as statements of factual information.  Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Vanguard or the Partnership.

Voting and Support Agreement

Simultaneously with the execution of the Merger Agreement, Vanguard has entered into a Voting and Support Agreement (the “Voting Agreement”) with Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P.,  Natural Gas Partners VIII, L.P. (“NGP VIII”), NGP Income Management L.L.C., Eagle Rock Holdings NGP 7, LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP  Income Co-Investment Opportunities Fund II, L.P., NGP Energy Capital Management, L.L.C. (collectively, the “Holders”), and, solely for the purpose of certain specified sections, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P. dated as of May 21, 2015.  Pursuant to the Voting Agreement, the Holders agreed to vote all Common Units (collectively, the “Partnership Units”) owned by the Holders in favor of the Merger and the adoption of the Merger Agreement at any meeting of the Partnership’s unitholders called for such purpose and against any alternative proposal or any proposal made in opposition to adoption of the Merger Agreement, without regard to the terms of the alternative proposal.  The foregoing obligations will terminate upon the earliest to occur of (a) the consummation of the Merger and (b) the termination of the Merger Agreement in accordance with its terms (the “Expiration Date”).

Among other things, the Holders further agreed (i) not to initiate, solicit or knowingly encourage any third person to make a third party proposal or to assist any third person in connection therewith, (ii) not to sell, transfer or dispose of the Partnership Units owned by the Holders at any time prior to the Expiration Date (except that, prior to the Expiration Date, each Holder is allowed to sell up to 15% of the Partnership Units owned by such Holder as of the execution date of the Voting Agreement), (iii) that any additional units in the Partnership acquired by the Holders after the execution of the Voting Agreement would be subject to the Voting Agreement and (iv) for 90 days following the closing date of the Merger (the “Limitation Period”), to certain restrictions on sales, transfers and dispositions of Vanguard Units received by the Holders as Merger Consideration (except that, during the Limitation Period, such Holders are allowed to conduct such transactions subject to certain volume limitations as further specified in the Voting Agreement).

The Voting Agreement also includes a grant by the Partnership to NGP VIII of an irrevocable limited waiver (the “NGP Voting Agreement Waiver”) of certain provisions of the existing voting agreement between the Partnership and NGP VIII dated May 3, 2011 to allow NGP VIII and certain of NGP VIII’s affiliates to comply with obligations under the Voting Agreement discussed above. The NGP Voting Agreement Waiver will be effective until the Voting Agreement is amended, modified or terminated.

The Voting Agreement will terminate on the earliest to occur of (i) the Expiration Date, (ii) the effective date of any waiver, amendment or other modification to the Merger Agreement that is materially adverse to the Holders (including any reduction to the Exchange Ratio) and (iii) a Partnership Recommendation Change.

Registration Rights Agreement

Simultaneously with the execution of the Merger Agreement, Vanguard and the Holders entered into a Registration Rights Agreement (the “Registration Rights Agreement”) dated as of May 21, 2015 and effective as of the Closing Date. Among other things, pursuant to the Registration Rights Agreement, (i) no later than the 14th day following the Closing Date, Vanguard will file and cause to become effective either a shelf registration statement with the SEC to permit the public resale of the Vanguard Units received by the Holders as Merger Consideration or a post-effective amendment to Vanguard’s existing automatic shelf registration statement, (ii) the Holders will have the right to participate in future underwritten public offerings of Vanguard Units and (iii) to initiate an underwritten offering of the Vanguard Units received by the Holders as Merger Consideration, subject to certain conditions.

Amendments to Confidentiality, Nonsolicitation and Noncompetition Agreements

Eagle Rock Energy G&P, LLC (“G&P”), the general partner of the General Partner, is a party to a certain Confidentiality and Noncompete Agreement entered into with Joseph A. Mills, Chief Executive Officer of G&P, and dated as of August 3, 2012 (the “Mills Restrictive Covenant Agreement”).  Through an agreement dated May 21, 2015, G&P and Mr. Mills have agreed to certain amendments in a letter agreement (the “Mills Letter Agreement”) to the Mills Restrictive Covenant Agreement which would become effective upon (and are contingent upon the occurrence of) the closing of the Merger Agreement.  Those amendments: (i) add a date qualifier to the definition of the “Company” to which certain restrictive covenant protections extend so that the definition of “Company” includes the Partnership, G&P, the General Partner and its and their direct and indirect subsidiaries as exist as of May 21, 2015; and (ii) modify the terms of the agreement’s employee non-solicitation provisions so that such provisions continue to apply to active Company employees but no longer extend to other persons who had been employees in the preceding 90 days. G&P is also a party to a certain Confidentiality, Non-Competition, and Non-Solicitation Agreement entered into with Roger A. Fox, Senior Vice President-Operations, and dated as of March 26, 2012 (the “Fox Restrictive Covenant Agreement”).  Through a letter agreement dated May 21, 2015 (the “Fox Letter Agreement”), G&P and Mr. Fox have agreed to certain amendments to the Fox Restrictive Covenant Agreement which would become effective upon (and are contingent upon the occurrence of) the closing of the Merger Agreement.  Those amendments: (i) modify the definition of the “Company” to which certain restrictive covenant protections extend so that the definition of “Company” includes the Partnership, G&P, the General Partner and its and their direct and indirect subsidiaries as exist as of May 21, 2015 but no longer includes other Affiliates (which had been defined to include additional entities, including those under common control with the Partnership); and (ii) modify the terms of the agreement’s non-solicitation provisions so that they continue to apply to active employees and service providers but no longer extend to other employees and service provides who had been employees or service providers in the preceding 90 days.

G&P is a party to certain Confidentiality and Non-Solicitation Agreements (the “Confidentiality and Non-Solicitation Agreements”) with various managerial employees.  G&P has provided those employees with a notice dated May 21, 2015 informing them of certain amendments to the Confidentiality and Non-Solicitation Agreements which would become effective upon (and are contingent upon the occurrence of) the closing of the Merger Agreement.  Those amendments modify the terms of the agreements’ non-solicitation provisions so that they continue to apply to active employees and service providers but no longer extend to other employees and service provides who had been employees or service providers in the preceding 90 days. These amendments applicable to Robert M. Haines, the Chief Financial Officer (the “Haines Letter Agreement,”), and Charles C. Boettcher, the General Counsel (the “Boettcher Letter Agreement”), are filed herewith.

The foregoing descriptions of the Merger Agreement, the Voting Agreement, the Mills Letter Agreement, the Fox Letter Agreement, the Haines Letter Agreement and the Boettcher Letter Agreement are qualified in their entirety by reference to the Merger Agreement, the Voting Agreement, the Mills Letter Agreement, the Fox Letter Agreement, the Haines Letter Agreement and the Boettcher Letter Agreement filed as Exhibits 2.1, 2.2, 10.1 10.2, 10.3 and 10.4 hereto, respectively, and incorporated herein by reference.

Item 5.02.                Departure of Directors or Certain Officers; Election of Directors;Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The disclosures set forth in Item 1.01 above regarding the Mills Letter Agreement, the Fox Letter Agreement, the Haines Letter Agreement and the Boettcher Letter Agreement are incorporated herein by reference.

Item 8.01.                Other Events

On May 21, 2015, the Partnership and Vanguard issued a joint press release announcing that they have entered into the Merger Agreement.

The press release is being furnished with this Current Report on Form 8-K as Exhibit 99.1 and is hereby incorporated by reference.

Information about the Proposed Merger and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed Merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed Merger. Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203.

Participants in the Solicitation

Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle

Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Eagle Rock and Vanguard caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Eagle Rock’s and Vanguard’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01.                Financial Statements and Exhibits.

(d)         Exhibits

2.1*	Agreement and Plan of Merger by and among Vanguard Natural Resources, LLC, Talon Merger Sub, LLC, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P., dated as of May 21, 2015.

2.2*

Voting and Support Agreement by and among Vanguard Natural Resources, LLC, Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., Eagle Rock Holdings NGP 7, LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP Income Co-Investment Opportunities Fund II, L.P., NGP Energy Capital Management, L.L.C., and, solely for the purpose of certain specified sections, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P., dated as of May 21, 2015.

10.1	Amendment, dated May 21, 2015, to Confidentiality and Noncompete Agreement by and between Eagle Rock Energy G&P, LLC and Joseph A. Mills dated August 3, 2012.

10.2	Amendment, dated May 21, 2015, to Confidentiality, Non-Competition and Non-Solicitation Agreement by and between Eagle Rock Energy G&P, LLC and Roger A. Fox dated March 26, 2012.

10.3	Amendment, dated May 21, 2015, to Confidentiality and Non-Solicitation Agreement by and between Eagle Rock Energy G&P, LLC and Robert M. Haines.

10.4	Amendment, dated May 21, 2015, to Confidentiality and Non-Solicitation Agreement by and between Eagle Rock Energy G&P, LLC and Charles C. Boettcher.

99.1	Press Release, dated May 21, 2015 issued by Eagle Rock Energy Partners, L.P. and Vanguard Natural Resources, LLC.

99.2	Eagle Rock Employee Q&A dated May 21, 2015.

*                 Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EAGLE ROCK ENERGY PARTNERS, L.P.

By:	Eagle Rock Energy GP, L.P., its General Partner

By:	Eagle Rock Energy G&P, LLC, its General Partner

By:	/s/ Charles C. Boettcher
Name:	Charles C. Boettcher
Title:	Senior Vice President & General Counsel

Dated: May 22, 2015

Exhibit Index

(d)         Exhibits

2.1*	Agreement and Plan of Merger by and among Vanguard Natural Resources, LLC, Talon Merger Sub, LLC, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P., dated as of May 21, 2015.

2.2*

Voting and Support Agreement by and among Vanguard Natural Resources, LLC, Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., Eagle Rock Holdings NGP 7, LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP Income Co-Investment Opportunities Fund II, L.P., NGP Energy Capital Management, L.L.C., and, solely for the purpose of certain specified sections, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P., dated as of May 21, 2015.

10.1	Amendment, dated May 21, 2015, to Confidentiality and Noncompete Agreement by and between Eagle Rock Energy G&P, LLC and Joseph A. Mills dated August 3, 2012.

10.2	Amendment, dated May 21, 2015, to Confidentiality, Non-Competition and Non-Solicitation Agreement by and between Eagle Rock Energy G&P, LLC and Roger A. Fox dated March 26, 2012.

10.3	Amendment, dated May 21, 2015, to Confidentiality and Non-Solicitation Agreement by and between Eagle Rock Energy G&P, LLC and Robert M. Haines.

10.4	Amendment, dated May 21, 2015, to Confidentiality and Non-Solicitation Agreement by and between Eagle Rock Energy G&P, LLC and Charles C. Boettcher.

99.1	Press Release, dated May 21, 2015 issued by Eagle Rock Energy Partners, L.P. and Vanguard Natural Resources, LLC.

99.2	Eagle Rock Employee Q&A dated May 21, 2015.

*                 Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.